Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

June 24, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Chiasma, Inc.
Registration Statement on Form S-1
File No. 333-204949
CIK No. 0001339469

Dear Mr. Riedler:

This letter is submitted on behalf of Chiasma, Inc. (the “Company”) in response to the verbal comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received telephonically on June 23, 2015, with respect to the Company’s Registration Statement on Form S-1 filed on June 15, 2015 (the “Registration Statement”).

For reference purposes, the verbal comment has been reproduced herein with a response below such comment. For your convenience, we have italicized the reproduced verbal comment. The response provided herein is based upon information provided to Goodwin Procter LLP by the Company.

1.	We acknowledge your response to comment #12 from our letter dated May 12, 2015. It is unclear how you have sufficiently addressed the differences between your April 14, 2015 and June 14, 2015 common stock fair values and the estimated offering price considering the significant increases. Please provide us with a more robust analysis of these differences and quantify any differences where applicable.

RESPONSE: The Company respectfully advises the Staff that estimated offering prices are generally higher than the estimated fair values leading up to an initial public offering

Mr. Riedler

United States Securities and Exchange Commission

June 24, 2015

(“IPO”) because the estimated fair values reflect the uncertainty regarding the success, timing, and price of the IPO, whereas estimated offering prices are reflective of a successful IPO. Further, estimated IPO prices generally reflect the increase in marketability of the shares and lower cost of capital following the IPO, as well as other benefits. This is the case for the Company, as its recent fair value estimates reflect the uncertainty surrounding the IPO in terms of the likelihood of success, the timing, and the price of the IPO, whereas the estimated IPO price reflects a successful IPO and the associated benefits (i.e., liquidity, lower cost of capital, and other benefits).

The estimated fair values leading up to the IPO will approach the IPO price as the risks associated with the success and pricing of the IPO decrease, and the Company executes its business plan, including achieving development milestones and/or reducing the risks associated with development and commercialization of the Company’s product candidate. For the Company, the estimated fair value of the common stock per share has increased toward the IPO price and the difference between the estimated IPO price and the estimated fair value of the common stock has decreased. See the following table.

Common Stock Price per Share

Valuation Date:	12/16/2014	3/16/2015	6/14/2015
Fair Value of the Common per Share	$0.40	$0.61	$0.89
Projected IPO Price per Share	$1.18	$1.34	$1.53
Fair Value / Projected IPO Price per Share	33.9%	45.5%	58.4%

For the most recent valuation (i.e., June 14, 2015), the fair value of the common stock was estimated using the probability weighted expected return method (PWERM) attributing a 70% probability to an IPO scenario and a 30% probability to the scenarios of remaining a private company, sale, merger or liquidation (collectively, “SML”). Had the Company attributed a 100% probability to an IPO, as is reflected in the approximately $300 million pre-money IPO equity value, the value of the common stock, before any discount for lack of marketability (“DLOM”), would have been $1.32 per share in June 2015 (86.1% of the midpoint of the estimated price range for the IPO (referred to in this response letter as the “estimated IPO price”)). The 70% weighting attributed to the IPO scenario in June 2015 reflected the Board’s consideration of the relevance of the Company’s recent bridge financing round (the Series E round), macro-economic and market conditions (including IPO market conditions), the likelihood of FDA approval, progress towards commercialization, submission of the new drug application (NDA) for oral octreotide in acromegaly, filing the Registration Statement, and the likelihood of successfully executing an IPO at the estimated IPO price, among other factors.

Mr. Riedler

United States Securities and Exchange Commission

June 24, 2015

The Company advises the Staff that the primary reasons for the overall increase in fair value from December 2014 through June 2015 were related to the Board’s consideration of the following factors: (1) the increased probability of successfully executing the IPO and the reduction in risk associated with the estimated IPO price; (2) the impact of accretion and the passage of time which, all other things being equal, would support an increase in the fair value of the common stock between December 2014 and the date of the planned IPO; (3) the decreased risks associated with business plan execution, development efforts, and product commercialization; and (4) the increase in marketability of the common stock as the time until a liquidity event and the uncertainty associated therewith decreased. The key inputs used in to estimate the fair value of the common stock are shown in the following table.

Key Input Trending

Valuation Date:	12/16/2014	3/16/2015	6/14/2015
Discount Rate	30.0%	30.0%	22.5%
Projected IPO price	$1.18	$1.34	$1.53
Time until IPO	0.8	0.4	0.1
Scenario Weightings (IPO / SML)	33.3%/66.7%	50.0%/50.0%	70%/30%
DLOM	15.0%	15.0%	10.0%

Between December 2014 and June 2015, the estimated fair value of the common stock increased and the most recent estimate of fair value of the common stock was $0.89 per share, or a 41.6% discount to the midpoint of the current estimated IPO price per common share. This discount to the estimated IPO price reflects the Company’s higher cost of capital as a private company, the lack of marketability associated with its common stock, and the risks associated with successfully executing an IPO, both the timing thereof and the uncertainty associated with the price at which the IPO may occur. Other risk factors include uncertainty associated with the timing and cost of successful commercialization, remaining developmental risks, and regulatory risks.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison, Esq.

Enclosures

cc:	Mark Leuchtenberger, Chiasma, Inc.

Mark Fitzpatrick, Chiasma, Inc.

Daniel Lang, Goodwin Procter LLP